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                              August 10, 2020

       Martin McNulty, Jr.
       Chief Executive Officer
       Starboard Value Acquisition Corp.
       777 Third Avenue, 18th Floor
       New York, New York 10017

                                                        Re: Starboard Value
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 27,
2020
                                                            CIK 0001794905

       Dear Mr. McNulty:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 27, 2020

       General

   1. We note your disclosure that the distributable redeemable warrants foregone by the redeeming public
stockholders will be issued on a pro rata basis to the holders of your public shares that did
not redeem and the forward purchasers. Additionally, we note your disclosure that the
distributable redeemable warrants will be issued to the forward purchasers as a private
placement. Since it appears that the registration statement includes all the distributable
redeemable warrants, including those that would ultimately be issued to the forward
purchasers, please explain to us in detail how you intend to conduct the issuance of the
distributable redeemable warrants to the forward purchasers as a private
 Martin McNulty, Jr.
Starboard Value Acquisition Corp.
August 10, 2020
Page 2
         placement.
2. We note your disclosure that the forward purchase shares are identical to the shares of
         Class A common stock, except for transfer restrictions. Please clarify that the forward purchase shares also include a contingent right to receive at least one-sixth of one redeemable warrant following the initial business combination or advise.
3. Please describe the impact that the forward purchasers' participation in the distributable redeemable warrants may have on your ownership structure, including the effect on public holders. Please provide illustrative examples of the forward purchasers' ownership based on different redemption percentages up to the maximum backstop commitment.
       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNameMartin McNulty, Jr.                         Sincerely,
Comapany NameStarboard Value Acquisition Corp.
                                                              Division of
Corporation Finance
August 10, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName